VF 4-27-05 (A)

SECURI [barcode] ION

05037644

AM 4-26-2005

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 53424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Clearwater Drive
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED APR 21 2005 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth E. Masick (630) 545-4520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd.
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street	East Peoria	Illinois	61611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 4-26-05

OATH OR AFFIRMATION

I, Kenneth E. Masick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf Capital, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
PATRICIA A. LEE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/11/2005

Kenneth E Masick
Signature

TREASURER
Title

Patricia A. Lee
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

Information relating to the possession or control requirements under SEC Rule 15c3-3
for Wolf Capital, L.L.C.

The Company is a referring broker-dealer that executes securities transactions but does not carry securities accounts for clients or perform custodial functions related to customer accounts. The Company performs consulting related to mergers and acquisitions, business valuations, and other specialized consulting. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

Heinold-Banwart, Ltd.

February 3, 2005